Our Robust Journey . . .

   Fueled by Boundless Innovation!

Innovation is Immeasurable . . . Innovation is a Way of Life!

The traditional mind thinks of Limoncello as a lemon-flavored liqueur that originated in Southern Italy. ***We differ!***

Should an energy drink taste like melon? ***Absolutely!***

Can you convert a beverage founded in 1889 to a modern, zero-calorie refresher? ***Why not?***

How can you put fireworks in a bottle? ***Just ask us!***

Is it possible to put Sunshine in a can? ***We say yes!***

Team National is not constrained by the boundaries of conventional thinking. We are committed to thinking '*outside the can*' with incomparable flavors, distinctive packaging, hybrid distribution and unique marketing.

Slightly over three decades ago, we began our journey together as a public company. We have tried profoundly to keep you, our shareholders, at the forefront of everything we do. While the world continues to drastically change, we have never lost sight of our focus and commitments. Our creativity energizes our *INNOVATION!*

Financial Performance

Our 2023 fiscal year was a year of two distinct halves: a challenging start marked by pricing actions to offset record cost increases, followed by sequential increases in revenues, margins and profits. Gross profit margins increased 450 bps from Q1 to Q4 and we finished the year with Net Sales of $1.2 billion, our best ever and fifth consecutive year of over a billion dollars. Net Income for the year was $142 million and EPS of $1.52, while generating $162 million of operating cash flow.

Products

One thing that remained constant was the continued creative leadership of Team National. LaCroix's *Cherry Blossom*, which many of our loyal shareholders sampled last year, was declared 2022 winner of the flavored sparkling water category by *People* magazine. Cherry Blossom also joined previous winners *LimonCello*, *Black RazzBerry* and *Guava São Paulo* as a recipient of the prestigious Davey award for creative package design. These, our most recent flavor releases, have stayed true to the LaCroix promise of providing healthy, flavorful and innocent hydration.

Based on a survey of U.S. shoppers, *Newsweek* recently named LaCroix as one of "***The Most Trusted Brands in America.***"

LimonCello, our #1 consumer favorite, is included in your package for your enjoyment. Also included is the reveal of our latest novel flavors: *Mojito* and *Sunshine*! Creativity at our finest!

Shareholder Returns

FIZZ's long-term total return to shareholders is among the highest in the consumer packaged goods segment. Including reinvestment of dividends, returns as of the end of our 2023 fiscal year were:

	fizz	S&P500
• One Year	13%	(5%)
• Ten Year	725%	216%
• Twenty Year	3,384%	580%

If you purchased *FIZZ* on its first day of trading as a public company in September 1991, your return would have exceeded 5,000%, or over 150% per year!

Outlook

While some of our customers are currently experiencing a modest decline in store traffic, we believe our health and wellness strategy will continue to offer excellent growth potential. Our Shasta and Faygo brands, which are rolling out *Zero Sugar* options, have posted recent volume increases, and industry research groups are projecting the flavored sparkling water category to grow by over 50% in the next five years*. As the sparkling water market leader with unrivaled consumer loyalty, LaCroix is well positioned to capitalize on this growth. With exciting new product introductions planned, we begin the new fiscal year with resolute enthusiasm and are optimistic that our entrepreneurial philosophy, brand equity and proven innovation will continue to deliver superior returns to our loyal *FIZZ* shareholders.

While refreshing the body with our healthy hydrations, mindfulness must also be nurtured. Be kind and cherish each and every precious moment . . . for they are all we have.

Stay happy, healthy and hydrated.

Team National



*Mintel Group Ltd. Still and Sparkling Waters, US - 2023







NATURALLY mojito ESSENCED
SPARKLING WATER
LaCroix
8
SPARKLING CANS
355 mL (2.84 L)
12 FL OZ (96 FL OZ)
0-CALORIE 0-SWEETENER 0-SODIUM = INNOCENT!
NATURALLY mojito ESSENCED
SPARKLING WATER
LaCroix
12
SPARKLING CANS
355 mL (4.26L)
0-CALORIE 0-SWEETENER
SPARKLING WATER
mojito
NATURALLY ESSENCED
0-CALORIE
0-SWEETENER
0-SODIUM
=INNOCENT!
12
SPARKLING CANS

INTRODUCING



COMING SOON


Curiosity of wonder . . .
NATURALLY SunShine™ ESSENCED
SPARKLING WATER
LaCroix®
. . . Curiosity of Wonder !!
12 SPARKLING CANS
355 mL (4.26L)
12 FL OZ (144 FL OZ)
0-CALORIE 0-SWEETENER 0-SODIUM = INNOCENT!
. . . Excites your taste buds!!



NATIONAL BEVERAGE CORP.

2023 ANNUAL REPORT ON FORM 10K

United States Securities and Exchange Commission
Washington, D.C. 20549

FORM 10-K
Includes portions of Part 1, Item 1 from Form 10K/A filed July 11, 2023

[✓] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended April 29, 2023
or
[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from _____ to _____

Commission file number 1-14170

National Beverage Corp.

(Exact name of Registrant as specified in its charter)

Delaware	**59-2605822**
(State of incorporation)	(I.R.S. Employer Identification No.)

8100 SW Tenth Street, Suite 4000, Fort Lauderdale, Florida 33324

(Address of principal executive offices including zip code)

Registrant's telephone number, including area code: (954) 581-0922

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $.01 per share	*fizz*	The NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [✓]

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes [ ] No [✓]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) has been subject to such filing requirements for the past 90 days. Yes [✓] No [ ]

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months. Yes [✓] No [ ]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.: Large accelerated filer [✓] Accelerated filer [ ] Non-accelerated filer [ ] Smaller reporting company [ ] Emerging growth company [ ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [ ]

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. [✓]

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. [ ]

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). [ ]

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [✓]

The aggregate market value of the common stock held by non-affiliates of Registrant computed by reference to the closing sale price of $46.78 on October 28, 2022 was approximately $1.1 billion.

The number of shares of Registrant's common stock outstanding as of June 26, 2023 was 93,353,546.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for the 2023 Annual Meeting of Shareholders are incorporated by reference in Part III of this report.

TABLE OF CONTENTS

PART I



ITEM 1. BUSINESS

GENERAL

National Beverage Corp. innovatively refreshes America with a distinctive portfolio of sparkling waters, juices, energy drinks and, to a lesser extent, carbonated soft drinks. We believe our creative product designs, innovative packaging and imaginative flavors, along with our corporate culture and philosophy, make National Beverage unique as a stand-alone entity in the beverage industry.

Points of differentiation include the following:

Healthy Transformation – We focus on developing and delighting consumers with healthier beverages in response to the global shift in consumer buying habits and lifestyles. We believe our portfolio satisfies the preferences of a diverse mix of consumers including 'crossover consumers' – a growing group desiring healthier alternatives to artificially sweetened or high-calorie beverages.

Creative Innovations – Building on a rich tradition of flavor and brand innovation with more than a 130-year history of development with iconic brands such as Shasta® and Faygo®, we have extended our flavor and essence leadership and technical expertise to the sparkling water category. Proprietary flavors and our naturally-essenced beverages are developed and tested in-house and made commercially available only after extensive concept and sensory evaluation. Our variety of distinctive flavors provides us a unique advantage with today's consumers who demand variety and refreshing beverage alternatives.

Innovation Ethic – We believe that innovative marketing, packaging and consumer engagement is more effective in today's marketplace than traditional higher-cost national advertising. In addition to our cost-effective social media platforms, we utilize regionally-focused marketing programs and in-store "brand ambassadors" to interact with and obtain feedback from our consumers. We also believe the design of our packages and the overall optical effect of their placement on the shelf ("shelf marketing") has become more important as millennials and younger generations become increasingly influential consumers, and are now influencing baby boomers and older generations.

Creative Dynamics – In a beverage industry dominated by the "cola giants", we pride ourselves on being able to respond faster and more creatively to consumer trends than competitors burdened by legacy production and distribution complexity and costs. The ability to identify consumer trends and create new market-leading concepts defines our new product development model. Speed to market with the appropriate concept, unique flavor creation and trend-forward 'better-for-you' ingredients continues to be our goal. Internal development teams are responsible for concept creation, packaging and design, which allow for rapid 'go to market' timing and reduced development costs.



Presently, our primary market focus is the United States and Canada. Certain of our products are also distributed on a limited basis in other countries and options to expand distribution to other regions are being considered.

National Beverage Corp. is incorporated in Delaware and began trading as a public company on the NASDAQ Stock Market in 1991. In this report, the terms "we," "us," "our," "Company" and "National Beverage" mean National Beverage Corp. and its subsidiaries unless indicated otherwise.

BRANDS

Our brands consist of beverages geared to the active and health-conscious consumer ("Power+ Brands") including sparkling waters, energy drinks, and juices. Our portfolio of Power+ Brands includes LaCroix®, LaCroix Cúrate®, and LaCroix NiCola® sparkling water products; Clear Fruit®; Rip It® energy drinks and shots; and Everfresh®, Everfresh Premier Varietals™ and Mr. Pure® 100% juice and juice-based products. Additionally, we produce and distribute carbonated soft drinks ("CSDs") including Shasta® and Faygo®, iconic brands whose consumer loyalty spans more than 130 years.

POWER+ BRANDS –

LaCroix



LaCroix Sparkling Water, our most significant brand, has uniquely redefined the Sparkling Water category that is rapidly becoming the alternative to traditional carbonated soda. With zero calories, zero sweeteners and zero sodium, LaCroix leads the premium domestic sparkling water category. Naturally-essenced, LaCroix has gained the support of national retailers in multiple channels, including mass-merchandisers, club stores, drug stores, mainstream supermarkets and natural and specialty food retailers.

Continual flavor and packaging innovations for LaCroix in recent years include the unique flavor of Cherry Blossom – a botanical twist of sweet and just a 'kiss' of tart. The distinctive taste and stunning packaging of Cherry Blossom conveys the 'Dazzling Taste of Spring!' The launch of Cherry Blossom featured an integrated effort involving social and outdoor media, spot radio, consumer sampling and attractive retail in-store displays. In June 2022, PEOPLE Magazine recognized LaCroix Cherry Blossom as the winner of the Flavored Water Category in the PEOPLE's Food Awards 2022. PEOPLE described Cherry Blossom as "spring in a can…with fruity, lightly floral notes."

Cherry Blossom joined the innovative trio of Beach Plum, Black Razzberry and Guava São Paulo launched in the fourth quarter of fiscal year 2021. Beach Plum excites the imagination and inspires dreams of summer with the delectable coolness of the luscious fruit native to the east coast of the U.S.; the sweet twist of Black Razzberry makes taste buds sing with decadent, smooth and irresistible fruit flavor; and consumers savor the sweet tropical delicacy and vibrant essence of Guava São Paulo.

Other successful LaCroix additions include Hi-Biscus, a unique flavor that adds the delicate essence of the hibiscus flower to sparkling water; the enticing savor of LimonCello, which instantly transports fans to the Italian Riviera; and the refreshing taste of Pastèque, which captures the lusciousness of a sweet picnic watermelon.

These innovative new varieties are part of the LaCroix family of 31 refreshingly *innocent* flavors.

LaCroix's dynamic 'theme' LaCroix Cúrate® ('Cure Yourself') celebrates French sophistication with Spanish zest and bold flavor pairings. Packaged in sleek 12 oz. tall cans, popular flavors include Cerise Limón, which pairs sweet cherry with tangy lime for a tasteful infusion that



tickles the senses; Piña Fraise, an aromatic combination of pineapple and ripe strawberries that creates a tropical blend delight; and Múre Pepino, which combines sweet and sour blackberry notes with crisp cucumber to create a sensory and taste sensation.

Additional LaCroix flavors are in development that will continue to feature unique packaging and flavor concepts designed to capitalize on LaCroix brand loyalty and popularity of the sparkling water category.

Everfresh and Mr. Pure


Everfresh
Everfresh
Everfresh
Everfresh
Cranberry
Piña Colada

Everfresh and Mr. Pure 100% juice and juice drinks are available in a variety of flavors, from such classics as Orange, Cranberry and flavored lemonades to exotics that include Premium Papaya, Pineapple Mango, Peach Watermelon and Island Punch. The brands' signature package is a hot-filled, 16 oz. glass bottle designed for single-serve consumption.

Everfresh Premier Varietals, a unique theme from Everfresh, is positioned as a stand-alone brand for display in the produce section of supermarkets. Everfresh Premier Varietals is a premium line of apple juice derived from a variety of apples specific to the taste of the varietal, such as Granny Smith, McIntosh, Honey Crisp, Golden Delicious, Fuji and Pink Lady.

Clear Fruit

Clear Fruit is a crisp, clear, non-carbonated water beverage enhanced with fruit flavors. Clear Fruit is available in 14 delicious flavors, including consumer favorites Cherry Blast, Strawberry Watermelon, and Fruit Punch. Clear Fruit is available in 20-ounce and 16.9-ounce bottles with consumer-favored sports caps.


clear fruit
Island Breeze

Rip It


rip it
ENERGY FUEL
RE-ENERGIZZED!
YOLO
Can'D Man

RIP IT Energy Fuel is "Real Energy for Real People" with 20 unique flavors and two sugar-free options. In addition to all-time consumer favorites, Tribute, CitrusX, Cherry Lime and Power, Rip It launched three new 'Re-Energizzed' flavors in Fiscal 2023 - YOLO, a pineapple flavor that's savory, sweet, and charged with tropical zest; Melon Hi, a naturally flavored watermelon that is louder-than-life and Can'D Man, a sweet and wild cotton candy experience. Building on the flavor tradition of original Rip It, a 2 oz. sugar-free shot version in six flavors is marketed in displayable package configurations. RIP IT proudly supports military and first responder heroes at home and abroad.

CARBONATED SOFT DRINKS –


ZERO sugar
Shasta
Tiki Punch
Mountain Rush
California Dreamin

Shasta has been recognized as a bottling industry pioneer and innovator for more than 130 years. Shasta features multiple flavors and has earned consumer loyalty by delivering value and convenience with unique taste. In Summer 2023, Shasta launched three all-time consumer favorites reformulated with Zero Sugar — Shasta Zero Sugar Tiki Punch, Zero Sugar California Dreamin', and Zero Sugar Mountain Rush.

With more than 115 years of brand history, Faygo products include numerous unique flavors such as Red Pop, Moon Mist, Cotton Candy and Rock'n'Rye. Faygo is celebrated in the Midwest as the "The One True Pop."


Faygo
Peach

Many of our carbonated soft drink brands enjoy a regional identification that we believe fosters

long-term consumer loyalty and makes them more competitive as a consumer choice. In addition, products produced locally often generate retailer-sponsored promotional activities and receive media exposure through community activities rather than costly national advertising.

In recent years, we reformulated many of our brands to reduce caloric content while still preserving their time-tested flavor profiles. Our brands, optically and ingredient-wise, are continually evolving. We always strive to make all our drinks healthier while maintaining their iconic taste profiles.

PRODUCTION

Our philosophy emphasizes vertical integration; our production model integrates the procurement of raw materials and crafting flavors and concentrates with the production of finished products. Our twelve strategically-located production facilities are near major metropolitan markets across the continental United States. The locations of our facilities enable us to efficiently produce and distribute beverages to substantially



all geographic markets in the United States, including the top 25 metropolitan statistical areas. Each facility is generally equipped to produce both canned and bottled beverage products in a variety of package sizes.

We believe the innovative and controlled vertical integration of our production facilities provides an advantage over certain of our competitors that rely on independent third-party bottlers to manufacture and market their products. Since we control all production, distribution and marketing of our brands, we believe we can more effectively manage quality control and consumer appeal while responding quickly to changing market conditions.

We craft a substantial portion of our flavors and concentrates. By controlling our own formulas throughout our bottling network, we are able to produce beverages in accordance with uniform

quality standards while innovating flavors to meet changing consumer preferences. We believe the combination of a Company-owned bottling network, together with uniform standards for packaging, formulations and customer service,



provides us with a strategic advantage in servicing national retailers and mass-merchandisers. We also maintain research and development laboratories at multiple locations. These laboratories continually test products for compliance with our strict quality control standards as well as conduct research for new products and flavors.

DISTRIBUTION

To service a diverse customer base that includes numerous national retailers, as well as thousands of smaller "up-and-down-the-street" accounts, we utilize a hybrid distribution system to deliver our products through three primary distribution channels: take-home, convenience and food-service.

The take-home distribution channel consists of national and regional grocery stores, club stores, mass-merchandisers, wholesalers, e-commerce stores, drug stores and dollar stores. We distribute our products to this channel primarily through the warehouse distribution system and, to a lesser extent, the direct-store delivery system.

Warehouse distribution system products are shipped from our production facilities to the retailer's centralized distribution centers and then distributed by the retailer

to each of its store locations with other goods. This method allows our retail partners to further maximize their assets by utilizing their ability to pick-up product at our





warehouses, thus lowering their/our product costs. Products sold through the direct-store delivery system are distributed directly to the customer's retail outlets by our direct-store delivery fleet and by independent distributors.

We distribute our products to the convenience channel through our own direct-store delivery fleet and those of independent distributors. The convenience channel consists of convenience stores, gas stations and other smaller "up-and-down-the-street" accounts. Because of the higher retail prices and margins that typically prevail, we have developed packaging and graphics specifically targeted to this market.

Our food-service division distributes products to independent, specialized distributors who sell to hospitals, schools, military bases, hotels and food-service wholesalers. Also, our Company-owned direct-store delivery fleet distributes products to schools and food-service locations.

Our take-home, convenience and food-service operations use vending machines and glass-door coolers as marketing and promotional tools for our brands. We provide vending machines and coolers on a placement or purchase basis to our customers. We believe vending and cooler equipment expands on-site visual trial, thereby increasing sales and enhancing brand awareness.

SALES AND MARKETING

We sell and market our products through an internal sales force as well as specialized broker networks. Our sales force is organized to serve a specific market, focusing on one or more geographic territories, distribution channels or product lines. We believe this focus allows our sales group to provide high level, responsive service and support to our customers and markets.

Our marketing emphasizes programs designed to reach consumers directly through innovative digital marketing, digital social marketing, social media engagement, sponsorships and creative content. We are focused on increasing our digital presence and capabilities to further enhance the consumer experience across our brands.



We periodically retain agencies to assist with social media content creative and platform selection for our brands.

Additionally, we maintain and enhance consumer brand recognition and loyalty through a combination of participation in regional events, special event marketing, endorsements, consumer coupon distribution and product sampling. We also offer numerous promotional programs to retail customers, including cooperative advertising support, 'BrandED' ambassadors, in-store promotional activities and other incentives. These elements allow marketing and other consumer programs to be tailored to meet local and regional demographics. Additionally, the Company's 'MerchMx' representatives work to develop a rapport with store managers for the purpose of optimizing shelf space, building displays, placing point-of-sale materials and expanding distribution.

RAW MATERIALS



Our centralized procurement group maintains relationships with numerous suppliers of ingredients and packaging. By consolidating the purchasing function for our production facilities, we believe we procure more competitive arrangements with our suppliers, thereby enhancing our ability to compete as an efficient producer of beverages.

The products we produce and sell are made from various materials including aluminum cans, glass and plastic bottles, water, carbon dioxide, juice and flavor concentrates, sweeteners, cartons and closures. We craft a substantial portion of our flavors and concentrates while purchasing the remaining raw materials from multiple suppliers.

Substantially all of the materials and ingredients we purchase are available from several suppliers, although strikes, weather conditions, utility shortages, governmental control or regulations, national emergencies, quality, price or supply fluctuations or other events outside our control could adversely affect the supply of specific materials. A significant portion of our raw material purchases, including aluminum cans, plastic bottles, high fructose corn syrup, corrugated packaging and juice concentrates, are derived from commodities. Therefore, pricing and availability tend to fluctuate based upon worldwide commodity market conditions. In certain cases, we may elect to enter into multi-year agreements for the supply of these materials with one or more suppliers, the terms of which may include variable or fixed pricing, minimum purchase quantities and/or the requirement to purchase all supplies for specified locations. Additionally, we use derivative financial instruments to partially mitigate our exposure to changes in certain raw material costs.

SEASONALITY



Our operating results are affected by numerous factors, including fluctuations in costs of raw materials, holiday and seasonal programming and weather conditions. Beverage sales are seasonal with higher volume realized during summer months when outdoor activities are more prevalent.

COMPETITION

While LaCroix Sparkling Water is the brand of choice as the number one premium domestic sparkling water throughout the United States, the beverage industry is highly competitive and our competitive position may vary by market area. Our products compete with many varieties of liquid refreshment, including water products, soft drinks, juices, fruit drinks, energy drinks and sports drinks, as well as powdered drinks, coffees, teas, dairy-based drinks, functional beverages and various other nonalcoholic beverages. We compete with bottlers



and distributors of national, regional and private label products. Several competitors, including those that dominate the beverage industry, such as Nestlé S.A., PepsiCo and The Coca-Cola Company, have greater financial resources than we have and aggressive promotion of their products may adversely affect sales of our brands.

Competitive factors in the beverage industry include price and promotional activity, advertising and marketing programs, point-of-sale merchandising, retail space management, customer service, product differentiation, packaging innovations and distribution methods. We believe our Company differentiates itself through novel innovation, key brand recognition, focused social media, innovative flavor variety, attractive packaging, efficient distribution methods, and, for some product lines, value pricing.

TRADEMARKS

We own numerous trademarks for our brands that are significant to our business. We intend to continue to maintain all registrations of our significant trademarks and use the trademarks in the operation of our businesses.



GOVERNMENTAL REGULATION

The production, distribution and sale of our products in the United States are subject to the Federal Food, Drug and Cosmetic Act; the Dietary Supplement Health and Education Act of 1994; the Occupational Safety and Health Act; various environmental statutes; and various other federal, state and local statutes regulating the production, transportation, sale, safety, advertising,



labeling and ingredients of such products. We believe that we are in compliance, in all material respects, with such existing legislation.

Certain states and localities require a deposit or tax on the sale of certain beverages. These requirements vary by each jurisdiction. Similar legislation has been or may be proposed in other states or localities or by Congress. We are unable to predict whether such legislation will be enacted but believe its enactment would not have a material adverse impact on our business, financial condition or results of operations.

All of our facilities in the United States are subject to federal, state and local environmental laws and regulations. Compliance with these provisions has not had any material adverse effect on our financial or competitive position. We believe our current practices and procedures for the control and disposition of toxic or hazardous substances comply in all material respects with applicable law.

HUMAN CAPITAL

As of April 29, 2023, we employed approximately 1,593 people, of which 374 are covered by collective bargaining agreements. These collective bargaining agreements generally address working conditions, as well as wage rates and benefits, and expire over varying terms over the next several years. We believe these agreements can be renegotiated on terms satisfactory to us as they expire and we believe we maintain good relationships with our employees and their representative organizations.

We support a culture of diversity and inclusion that mirrors the markets we serve. We take a comprehensive view of diversity and inclusion across different races, ethnicities, religions and expressions of gender and sexual identity. Approximately 62 percent and 24 percent of our employee base identify as persons of color or female, respectively.

Our compensation programs are designed to ensure we attract and retain talent while maintaining alignment with market compensation. We utilize a mix of short-term incentive programs throughout the organization and provide long-term incentive programs to more senior employees generally through stock-based compensation

programs. We offer competitive employee benefits that are effective in attracting and retaining talent and are designed to support the physical, mental and financial health of our employees. Our employee benefits program includes comprehensive health, dental, life and disability, and profit-sharing benefits.

Our operating philosophy emphasizes the health and safety of our employees. Our operations personnel, supplemented by risk management professionals, review all aspects of employee tasks and work environment to minimize risk. We strive to achieve an injury-free work environment in our operations. Key to these efforts are data analysis and preventative actions. We measure and benchmark lost-time incident rate, a reliable indication of total recordable injuries rate and severity, and use a risk-reduction process that thoroughly analyzes injuries and near misses.

During the COVID-19 pandemic, we took comprehensive measures to safeguard the well-being of our employees. These measures included enhanced sanitation procedures, physical distancing, and other health protocols. We continue to monitor the health and safety of our work force.

SUSTAINABILITY

National Beverage Corp. is dedicated to sustainable operations and responsible business initiatives. All our beverage products are produced in the U.S., providing thousands of jobs in local communities and boasting a lower carbon footprint than imported brands. In addition, the majority of our products are delivered through the warehouse distribution system which provides more efficient and lower greenhouse gas emissions than direct-store delivery systems.

Water is critical to our business, and we periodically conduct water quality assessments on a variety of measurements. All of our packaging is recyclable and we continually focus on reducing packaging content. More than 80% of our products are in aluminum cans, which generally contain approximately 73% recycled material. Each of our facilities has programs in place designed to minimize the use of water, energy, and other natural resources.

AVAILABLE INFORMATION

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements and amendments to those reports are available free of charge on our website at www.nationalbeverage.com as soon as reasonably practicable after such reports are electronically filed with the Securities and Exchange Commission. In addition, our Code of Ethics is available on our website. The information on the Company's website is not part of this Annual Report on Form 10-K or any other report that we file with, or furnish to, the Securities and Exchange Commission.

ITEM 1A.
RISK FACTORS

In addition to other information in this Annual Report on Form 10-K, the following risk factors should be considered carefully in evaluating the Company's business. Our business, financial condition, results of operations and cash flows could be materially and adversely affected by any of these risks. Additional risks and uncertainties, including risks and uncertainties not presently known to the Company, or that the Company currently deems immaterial, may also impair our business, financial position, results of operations and cash flows.

Brand image and consumer preferences. Our beverage portfolio is comprised of a number of unique brands with reputations and consumer loyalty that have been built over time. Our investments in social media and marketing as well as our strong commitment to product quality are intended to have a favorable impact on brand image and consumer preferences. Unfavorable publicity, or allegations of quality issues, even if false or unfounded, may tarnish our reputation and brand image and cause consumers to choose other products. In addition, if we do not adequately anticipate and react to changing demographics, consumer trends, health concerns and product preferences, our financial position could be adversely affected.

Competition. The beverage industry is extremely competitive. Our products compete with a broad range of beverage products, most of which are manufactured and distributed by companies with substantially greater financial, marketing and distribution resources.

Discounting and other actions by our competitors could adversely affect our ability to sustain revenues and profits.

Customer relationships. Our retail customer base has been consolidating over many years resulting in fewer customers with increased purchasing power. This increased purchasing power can limit our ability to increase pricing for our products with certain of our customers. Additionally, e-commerce transactions and value stores are experiencing rapid growth. Our inability to adapt to customer requirements could lead to a loss of business and adversely affect our financial position.

Raw materials and energy. The production of our products is dependent on certain raw materials, including aluminum, resin, corn, linerboard, water and fruit juice. In addition, the production and distribution of our products is dependent on energy sources, including natural gas, diesel fuel, carbon dioxide and electricity. These items are subject to supply chain disruptions and price volatility caused by numerous factors. Commodity price increases ultimately result in a corresponding increase in the cost of raw materials and energy. We may be limited in our ability to pass these increases on to our customers or may incur a loss in sales volume to the extent price increases are taken. In addition, strikes, weather conditions, governmental controls, tariffs, national emergencies, natural disasters, supply shortages or other events could affect our continued supply and cost of raw materials and energy. If raw materials or energy costs increase, or their availability is limited, our financial position could be adversely affected.

Governmental regulation. Our business and properties are subject to various federal, state and local laws and regulations, including those governing the production, packaging, quality, labeling and distribution of beverage products. In addition, various governmental agencies have enacted or are considering changes in corporate tax laws as well as additional taxes on soft drinks and other sweetened beverages. Compliance with or changes in existing laws or regulations could require material expenses and negatively affect our financial position.

Sustained increases in the cost of employee wages and benefits. Our profitability is affected by the cost of employee wages as well as medical and other benefits provided to employees, including employees covered



8
NATIONAL BEVERAGE CORP.

under collective bargaining agreements and multi-employer pension plans. Competition in the labor marketplace for qualified employees has led to increased costs, such as higher wages and benefit costs in order to recruit and retain employees. A prolonged labor shortage or inflation in labor costs could adversely impact our financial results.

Unfavorable weather conditions. Unfavorable weather conditions could have an adverse impact on our revenue and profitability. Unusually cold or rainy weather may temporarily reduce demand for our products and contribute to lower sales, which could adversely affect our profitability for such periods. Prolonged drought conditions in the geographic regions in which we do business could lead to restrictions on the use of water, which could adversely affect our ability to produce and distribute products.

Dependence on key personnel. Our performance significantly depends upon the continued contributions of our executive officers and key employees, both individually and as a group, and our ability to retain and motivate them. Our officers and key personnel have many years of experience with us and in our industry and it may be difficult to replace them. If we lose key personnel or are unable to recruit qualified personnel, our operations and ability to manage our business may be adversely affected.

Dependence on information technology and third-party service providers. We use information technology and third-party service providers to support our business processes and activities. Continuity of business applications and services may in the future be disrupted by events such as infection by viruses or malware or other cybersecurity breaches or attacks; issues with systems' maintenance or security; power outages; hardware or software failures; telecommunication failures; natural disasters; and other catastrophic occurrences. If our controls, disaster recovery and business continuity plans or those of our third party providers do not effectively respond to or resolve the issues related to any such disruptions in a timely manner, our sales, financial condition and results of operations may be adversely affected.

ITEM 1B.
UNRESOLVED STAFF COMMENTS

None.

ITEM 2.
PROPERTIES

Our principal properties include twelve production facilities located in ten states, which aggregate approximately two million square feet. We own ten production facilities in the following states: California (2), Georgia, Kansas, Michigan (2), Ohio, Texas, Utah and Washington. Two production facilities, located in Maryland and Florida, are leased subject to agreements that expire through 2025. We believe our facilities are generally in good condition and sufficient to meet our present needs.

The production of beverages is capital intensive but is not characterized by rapid technological change. The technological advances that have occurred have generally been of an incremental cost-saving nature, such as the industry's conversion to lighter weight containers or improved blending processes that enhance ingredient yields. We are not aware of any anticipated industry-wide changes in technology that would adversely impact our current physical production capacity or cost of production.

We own and lease trucks, vans and automobiles used in the sale, delivery and distribution of our products. In addition, we lease warehouse and office space, transportation equipment, office equipment and certain manufacturing equipment.

ITEM 3.
LEGAL PROCEEDINGS

The Company has been named in certain legal proceedings, including those containing class action allegations. The Company is vigorously defending all legal proceedings and believes litigation will not have a material adverse effect on the Company's financial position, cash flows or results of operations.

ITEM 4.
MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5.
MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The common stock of National Beverage Corp., par value $.01 per share, ("Common Stock") is listed on The NASDAQ Global Select Market under the symbol "FIZZ".

At June 16, 2023, there were approximately 40,200 holders of our Common Stock, the majority of which hold their shares in the names of banks, brokers and other financial institutions.

In the last five fiscal years, the Company paid special cash dividends on Common Stock as follows:
- $280.0 million ($3.00 per share) on December 29, 2021;
- $279.9 million ($3.00 per share) on January 29, 2021; and
- $135.2 million ($1.45 per share) on January 29, 2019.

Our Board of Directors has authorized a program to repurchase 3.2 million shares of our common stock of which approximately 1.9 million shares remain available and authorized for repurchases.

Performance Graph

The following graph shows a comparison of the five-year cumulative return of an investment of $100 cash on April 28, 2018, assuming reinvestment of dividends, of our Common Stock with the NASDAQ Composite Index, the Dow Jones US Soft Drinks Index and the S&P 500 Index.

Comparison of 5-Year Cumulative Total Return
among National Beverage Corp., the NASDAQ Composite Index, Dow Jones US Soft Drinks Index and S&P 500 Index



Total Returns Index For	4/28/2018	4/27/2019	5/02/2020	5/01/2021	4/30/2022	4/29/2023
National Beverage Corp.	$ 100.00	$ 66.22	$ 57.66	$ 119.05	$ 114.71	$ 129.34
NASDAQ Composite - Total Return	100.00	115.49	123.51	201.97	179.59	179.63
Dow Jones US Soft Drinks Index	100.00	120.32	121.91	148.37	177.04	191.45
S&P 500 Index - Total Return	100.00	112.33	110.37	165.75	166.10	170.53



ITEM 6.
RESERVED

ITEM 7.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The following Management's Discussion and Analysis of Operations is intended to provide information about the Company's operations and business environment and should be read in conjunction with our Consolidated Financial Statements and the accompanying Notes contained in Item 8 of this report.

National Beverage Corp. innovatively refreshes America with a distinctive portfolio of sparkling waters, juices, energy drinks (Power+ Brands) and, to a lesser extent, carbonated soft drinks. We believe our creative product designs, innovative packaging and imaginative flavors, along with our corporate culture and philosophy, make National Beverage unique as a stand-alone entity in the beverage industry.

National Beverage Corp., in recent years, has transformed to an innovative, healthier refreshment company. From our corporate philosophy, development of products and marketing to manufacturing, we are converting consumers to a 'Better for You' thirst quencher that compassionately cares for their nutritional health. We are committed to our quest to innovate for the joy, benefit and enjoyment of our consumers' healthier lifestyle!

We believe our brands are uniquely positioned in three distinctive ways:

(1) The new consumer is the most competent/ knowledgeable product analyzer ever, and personal mental/physical lifestyles demand that healthier is their preferred choice. Calories must qualify as worthy; sugar being enemy #1 in the life of the Millennial and younger consumers.

(2) The retail industry is in a revolution. In prior years, each retailer induced their consumer with a proprietary brand (especially soft drinks), but today understands that the well-informed, smart consumer is demanding that retailers provide recognizable brands that have earned their respective consumer standing on their merits.

(3) Retail today is in the most competitively-indexed service industry, without exception. Innovation, plus the urgent time demands on the consumer, requires quick, expedient shopping. Home delivery is even more of a current shoppers' choice. Retailers cannot carry slower-moving items that home delivery will not support.

Our strategy seeks the profitable growth of our products by (i) developing healthier beverages in response to the global shift in consumer buying habits and tailoring our beverage portfolio to the preferences of a diverse mix of 'crossover consumers' – a growing group desiring a healthier alternative to artificially sweetened and high-caloric beverages; (ii) emphasizing unique flavor development and variety throughout our brands that appeal to multiple demographic groups; (iii) maintaining points of difference through innovative marketing, packaging and consumer engagement and (iv) responding faster and more creatively to changing consumer trends than larger competitors who are burdened by legacy production and distribution complexity and costs.

Presently, our primary market focus is the United States and Canada. Certain of our products are also distributed on a limited basis in other countries and options to expand distribution to other regions are being considered. To service a diverse customer base that includes numerous national retailers, as well as thousands of smaller "up-and-down-the-street" accounts, we utilize a hybrid distribution system consisting of warehouse and direct-store delivery. The warehouse delivery system allows our retail partners to further maximize their assets by utilizing their ability to pick up product at our warehouses, further lowering their/our product costs.

National Beverage Corp. is incorporated in Delaware and began trading as a public company on the NASDAQ Stock Market in 1991. In this report, the terms "we," "us," "our," "Company" and "National Beverage" mean National Beverage Corp. and its subsidiaries unless indicated otherwise.

Our operating results are affected by numerous factors, including fluctuations in the costs of raw materials, supply chain disruptions, holiday and seasonal programming and weather conditions. While prior years witnessed more seasonality, higher sales are realized during the summer when outdoor activities are more prevalent.

Our highly innovative business, where new beverages are developed and produced for selective holidays and ceremonial dates, should not be analyzed on the common three-month (quarterly) periods, traditionally found acceptable. Today, costly development projects and seasonal weather periods plus promotional packaging often make quarter-to-quarter comparisons unworthy statistics that force companies to decision making that is not truly beneficial for investors and shareholders alike.

Traditional and typical are not a part of an innovator's vocabulary.

RESULTS OF OPERATIONS

The following section generally discusses the fiscal years ended April 29, 2023 (Fiscal 2023) and April 30, 2022 (Fiscal 2022) items and year-to-year comparisons between Fiscal 2023 and Fiscal 2022. Discussions of fiscal year ended May 1, 2021 (Fiscal 2021) items and year-to-year comparisons between Fiscal 2022 and Fiscal 2021 can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Annual Report on Form 10-K for the year ended April 30, 2022, which is available free of charge on our website at www.nationalbeverage.com.

Net Sales Net sales for Fiscal 2023 increased 3.1% to $1,173 million compared to $1,138 million for Fiscal 2022. The increase in sales resulted from a 8.4% increase in average selling price offset in part by a 4.9% decline in case volume, which impacted both Power⁺ Brands and carbonated soft drinks.

Gross Profit Gross profit for Fiscal 2023 was $396.8 million compared to $417.8 million for Fiscal 2022. The average cost per case increased 13.4% and gross margin decreased to 33.8% from 36.7% for Fiscal 2022. The decrease in gross margin is due to increases in packaging, ingredients and freight costs offset in part by increased average selling price. Gross profit per case was flat.

Shipping and handling costs are included in selling, general and administrative expenses, the classification of which is consistent with many beverage companies. However, our gross margin may not be comparable to companies that include shipping and handling costs in cost of sales. See Note 1 of Notes to the Consolidated Financial Statements.

Selling, General and Administrative Expenses Selling, general and administrative expenses were approximately $210 million for both Fiscal 2023, and Fiscal 2022. Marketing and shipping costs declined and were offset by increased administrative costs. The decline in marketing costs was primarily due to reduced programs with retail partners. As a percent of net sales, selling, general and administrative expenses declined to 17.9% from 18.4% in Fiscal 2022.

Other (Expense) Income - Net Other (expense) income, net includes interest income of $2.3 million for Fiscal 2023 and $.1 million for Fiscal 2022. The increase in interest income is due to increased average invested balances and higher return on investments.

Income Taxes Our effective tax rate was 23.7% for Fiscal 2023 and 23.6% for Fiscal 2022. The differences between the effective rate and the federal statutory rate of 21% were primarily due to the effects of state income taxes.



LIQUIDITY AND FINANCIAL CONDITION

Liquidity and Capital Resources Our principal source of funds is cash generated from operations. At April 29, 2023, we had $158.1 million in cash and cash equivalents and maintained $150 million in unsecured revolving credit facilities, under which no borrowings were outstanding and $2.2 million was reserved for standby letters of credit. We believe that existing capital resources will be sufficient to meet our liquidity and capital requirements for the next twelve months. See Note 5 of Notes to the Consolidated Financial Statements.

Expenditures for property, plant and equipment amounted to $22.0 million for Fiscal 2023 primarily for capital projects to expand our capacity, enhance sustainability and packaging capabilities and improve efficiencies at our production facilities. We intend to continue capacity and efficiency improvement projects in Fiscal 2024 and expect capital expenditures to be comparable to Fiscal 2022.

Pursuant to a management agreement, we incurred a fee to Corporate Management Advisors, Inc. (CMA) of $11.9 million for Fiscal 2023 and $11.4 million for Fiscal 2022. Included in current liabilities were amounts due CMA of $2.9 million at April 29, 2023 and $4.0 million at April 30, 2022. See Note 6 of Notes to the Consolidated Financial Statements.

Cash Flows During Fiscal 2023, $161.7 million was provided by operating activities, $22.0 million was used in investing activities and $29.7 million was used in financing activities. Cash provided by operating activities increased $28.5 million due to reduced net working capital other than cash, change in deferred taxes offset in part by lower net income. Cash used in investing activities decreased $7.1 million due to lower capital expenditures. Cash used in financing activities includes a $30 million repayment of our Loan Facility.

Financial Position During Fiscal 2023, our working capital increased $92.9 million to $222.1 million. The increase in working capital resulted from increased cash and equivalents generated by operations, increased trade receivables offset in part by lower inventories and reduced income tax prepayments. Trade receivables increased $11.3 million and days sales outstanding was 33.3 days at April 29, 2023 compared to 30 days at April 30, 2022. Inventories decreased $9.7 million as a result of the reduced quantities of finished goods and raw materials. Annual inventory turns decreased to 7.9 from 8.2 times. At April 29, 2023, the current ratio was 2.5 to 1 compared to 1.9 to 1 at April 30, 2022.

CONTRACTUAL OBLIGATIONS

Contractual obligations at April 29, 2023 are payable as follows:

(In thousands)	Total	1 Year or less	2 to 3 Years	4 to 5 Years	More Than 5 Years
Operating leases	$ 44,674	$ 12,798	$ 17,903	$ 10,304	$ 3,669
Purchase commitments	19,535	19,535	-	-	-
Total	$ 64,209	$ 32,333	$ 17,903	$ 10,304	$ 3,669

We contribute to certain pension plans under collective bargaining agreements and to a discretionary profit sharing plan. Annual contributions were $3.8 million for Fiscal 2023 and $4.0 million for Fiscal 2022. See Note 11 of Notes to Consolidated Financial Statements.

We maintain self-insured and deductible programs for certain liability, medical and workers' compensation exposures. Other long-term liabilities include known claims and estimated incurred but not reported claims not otherwise covered by insurance based on actuarial assumptions and historical claims experience. Since the timing and amount of claim payments vary significantly, we are not able to reasonably estimate future payments for specific periods and therefore such payments have not been included in the table above. Standby letters of credit aggregating $2.2 million have been issued in connection with our self-insurance programs. These standby letters of credit expire through March 2024 and are expected to be renewed.

OFF-BALANCE SHEET ARRANGEMENTS AND ESTIMATES

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results. We believe that the critical accounting policies described in the following paragraphs comprise the most significant estimates and assumptions used in the preparation of our consolidated financial statements. For these policies, we caution that future events rarely develop exactly as estimated and the best estimates routinely require adjustment.

Credit Risk We sell products to a variety of customers and extend credit based on an evaluation of each customer's financial condition, generally without requiring collateral. Exposure to credit losses varies by customer principally due to the financial condition of each customer. We monitor our exposure to credit losses and maintain allowances for anticipated losses based on our experience with past due accounts, collectability and our analysis of customer data.

Impairment of Long-Lived Assets All long-lived assets, excluding goodwill and intangible assets not subject to amortization, are evaluated for impairment on the basis of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Goodwill and intangible assets not subject to amortization are evaluated for impairment annually or sooner if we believe such assets may be impaired. An impairment loss is written down to its estimated fair market value based on discounted future cash flows.

Income Taxes The Company's effective income tax rate is based on estimates of taxes which will ultimately be payable. Deferred taxes are recorded to give recognition to temporary differences between the tax bases of assets or liabilities and their reported amounts in the financial statements. Valuation allowances are established to reduce the carrying amounts of deferred tax assets when it is deemed, more likely than not, that the benefit of deferred tax assets will not be realized.

Insurance Programs We maintain self-insured and deductible programs for certain liability, medical and workers' compensation exposures. Accordingly, we accrue for known claims and estimated incurred but not reported claims not otherwise covered by insurance based on actuarial assumptions and historical claims experience.

Revenue Recognition We recognize revenue upon delivery to our customers, based on written sales terms that do not allow a right of return except in rare instances. Our products are typically sold on credit; however smaller direct-store delivery accounts may be sold on a cash basis. Our credit terms normally require payment within 30 days of delivery and may allow discounts for early payment. We estimate and reserve for bad debt exposure based on our experience with past due accounts, collectability and our analysis of customer data.

We offer various sales incentive arrangements to our customers that require customer performance or achievement of certain sales volume targets. Sales incentives are accrued over the period of benefit or expected sales. When the incentive is paid in advance, the aggregate incentive is recorded as a prepaid and amortized over the period of benefit. The recognition of these incentives involves the use of judgment related to performance and sales volume estimates that are made based on historical experience and other factors. Sales incentives are accounted for as a reduction of sales and actual amounts ultimately realized may vary from accrued amounts. Such differences are recorded once determined and have historically not been significant.



FORWARD-LOOKING STATEMENTS

National Beverage Corp. and its representatives may make written or oral statements relating to future events or results relative to our financial, operational and business performance, achievements, objectives and strategies. These statements are "forward-looking" within the meaning of the Private Securities Litigation Reform Act of 1995 and include statements contained in this report and other filings with the Securities and Exchange Commission and in reports to our stockholders. Certain statements including, without limitation, statements containing the words "believes," "anticipates," "intends," "plans," "expects," and "estimates" constitute "forward-looking statements" and involve known and unknown risk, uncertainties and other factors that may cause the actual results, performance or achievements of our Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the following: general economic and business conditions, pricing of competitive products, success of new product and flavor introductions, fluctuations in the costs and availability of raw materials and packaging supplies, ability to pass along cost increases to our customers, labor strikes or work stoppages or other interruptions in the employment of labor, continued retailer support for our products, changes in brand image, consumer demand and preferences and our success in creating products geared toward consumers' tastes, success in implementing business strategies, changes in business strategy or development plans, government regulations, taxes or fees imposed on the sale of our products, unfavorable weather conditions and other factors referenced in this report, filings with the Securities and Exchange Commission and other reports to our stockholders. We disclaim any obligation to update any such factors or to publicly announce the results of any revisions to any forward-looking statements contained herein to reflect future events or developments.

ITEM 7A.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Commodities We purchase various raw materials, including aluminum cans, plastic bottles, high fructose corn syrup, corrugated packaging and juice concentrates, the prices of which fluctuate based on commodity market conditions. Our ability to recover increased costs through higher pricing may be limited by the competitive environment in which we operate. At times, we manage our exposure to this risk through the use of supplier pricing agreements that enable us to establish all, or a portion of, the purchase prices for certain raw materials. Additionally, we use derivative financial instruments to partially mitigate our exposure to changes in certain raw material costs.

Interest Rates At April 29, 2023, the Company had no borrowings outstanding. Based on a 1 percentage point increase, interest rates would have increased interest expense by $.1 million. We are also subject to interest rate risk related to our investment in highly liquid short duration investment securities. These investments are managed with the guidelines of the Company's investment policy. Our policy requires investments to be investment grade, with the primary objective of minimizing the risk of principal loss. In addition, our policy limits the amount of credit exposure to any one issue.

ITEM 8.
FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

NATIONAL BEVERAGE CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)		April 29, 2023		April 30, 2022
ASSETS				
Current assets:				
Cash and equivalents	$	158,074	$	48,050
Trade receivables - net		104,918		93,592
Inventory		93,578		103,318
Prepaid and other assets		9,835		29,560
Total current assets		366,405		274,520
Property, plant and equipment - net		148,423		144,258
Right of use assets - net		39,506		29,251
Goodwill		13,145		13,145
Intangible assets		1,615		1,615
Other assets		5,248		5,015
Total assets	$	574,342	$	467,804
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	85,106	$	95,299
Accrued liabilities		47,318		39,090
Short-term lease obligations		11,745		10,543
Income taxes payable		152		387
Total current liabilities		144,321		145,319
Long-term debt		-		30,000
Deferred income taxes - net		19,814		23,823
Operating lease liability - non current		29,782		20,703
Other liabilities		7,938		8,521
Total liabilities		201,855		228,366
Commitments and contingencies				
Shareholders' equity:				
Preferred stock, $1 par value - 1,000,000 shares authorized Series C - 150,000 shares issued		150		150
Common stock, $.01 par value - 200,000,000 shares authorized; 101,727,658 and 101,712,358 shares issued, respectively		1,017		1,017
Additional paid-in capital		40,393		39,405
Retained earnings		358,345		216,181
Accumulated other comprehensive (loss) income		(3,185)		6,918
Treasury stock - at cost:				
Series C preferred stock - 150,000 shares		(5,100)		(5,100)
Common stock - 8,374,112 shares		(19,133)		(19,133)
Total shareholders' equity		372,487		239,438
Total liabilities and shareholders' equity	$	574,342	$	467,804

The accompanying notes are an integral part of these consolidated financial statements.



NATIONAL BEVERAGE CORP.
CONSOLIDATED STATEMENTS OF INCOME

	Fiscal Year Ended		
(In thousands, except per share amounts)	April 29, 2023	April 30, 2022	May 1, 2021
Net sales	$ 1,172,932	$ 1,138,013	$ 1,072,210
Cost of sales	776,143	720,208	650,594
Gross profit	396,789	417,805	421,616
Selling, general and administrative expenses	210,105	209,949	193,791
Operating income	186,684	207,856	227,825
Other (expense) income - net	(242)	(260)	312
Income before income taxes	186,442	207,596	228,137
Provision for income taxes	44,278	49,084	53,991
Net income	$ 142,164	$ 158,512	$ 174,146
Earnings per common share:			
Basic	$ 1.52	$ 1.70	$ 1.87
Diluted	$ 1.52	$ 1.69	$ 1.86
Weighted average common shares outstanding:			
Basic	93,347	93,323	93,280
Diluted	93,608	93,599	93,620

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BEVERAGE CORP.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)	Fiscal Year Ended		
	April 29, 2023	April 30, 2022	May 1, 2021
Net income	$ 142,164	$ 158,512	$ 174,146
Other comprehensive income, net of tax:			
Cash flow hedges	(10,130)	3,882	7,930
Other	27	19	507
Total	(10,103)	3,901	8,437
Comprehensive income	$ 132,061	$ 162,413	$ 182,583

The accompanying notes are an integral part of these consolidated financial statements.



NATIONAL BEVERAGE CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

| | | | Fiscal Year Ended | | | |
| | April 29, 2023 | | April 30, 2022 | | May 1, 2021 | |
(In thousands)	Shares	Amount	Shares	Amount	Shares	Amount
SERIES C PREFERRED STOCK						
Beginning and end of year	150 $	150	150 $	150	150 $	150
COMMON STOCK						
Beginning of year	101,712	1,017	101,676	1,016	101,606	1,016
Stock options exercised	15	-	36	1	70	-
End of year	101,727	1,017	101,712	1,017	101,676	1,016
ADDITIONAL PAID-IN CAPITAL						
Beginning of year		39,405		38,375		37,422
Stock options exercised		311		335		491
Stock-based compensation		677		695		462
End of year		40,393		39,405		38,375
RETAINED EARNINGS						
Beginning of year		216,181		337,672		443,402
Net income		142,164		158,512		174,146
Common stock cash dividend		-		(280,003)		(279,876)
End of year		358,345		216,181		337,672
ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME						
Beginning of year		6,918		3,017		(5,420)
Cash flow hedges		(10,130)		3,882		7,930
Other		27		19		507
End of year		(3,185)		6,918		3,017
TREASURY STOCK - SERIES C PREFERRED						
Beginning and end of year	150	(5,100)	150	(5,100)	150	(5,100)
TREASURY STOCK - COMMON						
Beginning and end of year	8,374	(19,133)	8,374	(19,133)	8,374	(19,133)
Repurchase of common stock	-	-	-	-	-	-
End of year	8,374	(19,133)	8,374	(19,133)	8,374	(19,133)
TOTAL SHAREHOLDERS' EQUITY		$ 372,487		$ 239,438		$ 355,997

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BEVERAGE CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended		
(In thousands)	April 29, 2023	April 30, 2022	May 1, 2021
OPERATING ACTIVITIES:			
Net income	$ 142,164	$ 158,512	$ 174,146
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	20,041	18,544	18,097
Deferred income taxes	(821)	5,326	(132)
Loss (gain) on disposal of property, net	141	(7)	114
Stock-based compensation	677	695	462
Amortization of operating right of use assets	13,240	13,258	13,060
Changes in assets and liabilities:			
Trade receivables	(11,326)	(7,150)	(1,521)
Inventories	9,740	(31,838)	(7,998)
Operating lease right of use assets	(23,495)	(6,054)	(11,092)
Prepaid and other assets	15,472	(5,084)	35
Accounts payable	(10,193)	6,545	14,385
Accrued and other liabilities	(4,256)	(12,444)	(4,524)
Operating lease liabilities	10,281	(7,170)	(1,262)
Net cash provided by operating activities	161,665	133,133	193,770
INVESTING ACTIVITIES:			
Additions to property, plant and equipment	(21,979)	(29,015)	(25,308)
Proceeds from sale of property, plant and equipment	27	11	(6)
Net cash used in investing activities	(21,952)	(29,004)	(25,314)
FINANCING ACTIVITIES:			
Borrowing under loan facility	-	50,000	-
Repayments under loan facility	(30,000)	(20,000)	-
Dividends paid on common stock	-	(280,003)	(279,876)
Proceeds from stock options exercised	311	335	491
Net cash used in financing activities	(29,689)	(249,668)	(279,385)
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS	110,024	(145,539)	(110,929)
CASH AND EQUIVALENTS - BEGINNING OF YEAR	48,050	193,589	304,518
CASH AND EQUIVALENTS - END OF YEAR	$ 158,074	$ 48,050	$ 193,589
OTHER CASH FLOW INFORMATION:			
Interest paid	$ 315	$ 371	$ 148
Income taxes paid	$ 37,831	$ 51,958	$ 63,357

The accompanying notes are an integral part of these consolidated financial statements.



NATIONAL BEVERAGE CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

National Beverage Corp. develops, produces, markets and sells a distinctive portfolio of sparkling waters, juices, energy drinks and carbonated soft drinks primarily in the United States and Canada. Incorporated in Delaware in 1985, National Beverage Corp. is a holding company for various operating subsidiaries. When used in this report, the terms "we," "us," "our," "Company" and "National Beverage" mean National Beverage Corp. and its subsidiaries.

1. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (GAAP) and rules and regulations of the Securities and Exchange Commission. The consolidated financial statements include the accounts of National Beverage Corp. and all subsidiaries. All significant intercompany transactions and accounts have been eliminated. Our fiscal year ends the Saturday closest to April 30 and, as a result, an additional week is added every five or six years. The fiscal year ended April 29, 2023 (Fiscal 2023), April 30, 2022 (Fiscal 2022) and May 1, 2021 (Fiscal 2021) all consisted of 52 weeks.

Cash and Equivalents Cash and equivalents are comprised of cash and highly liquid securities (consisting primarily of bank deposits and short-term government money-market investments).

Derivative Financial Instruments Derivative financial instruments which are used to partially mitigate our exposure to changes in certain raw material costs are recorded at fair value. Derivative financial instruments are not used for trading or speculative purposes. Credit risk related to derivative financial instruments is managed by requiring high credit standards for counterparties and frequent cash settlements. The estimated fair values of derivative financial instruments are calculated based on market rates to settle the instruments.

Earnings Per Common Share Basic earnings per common share is computed by dividing earnings available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per common share is calculated in a similar manner, but includes the dilutive effect of stock options amounting to 261,000 shares in Fiscal 2023, 276,000 shares in Fiscal 2022, and 340,000 shares in Fiscal 2021.

Impairment of Long-Lived Assets All long-lived assets, excluding goodwill and intangible assets not subject to amortization, are evaluated for impairment on the basis of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Goodwill and intangible assets not subject to amortization are evaluated for impairment annually or sooner if management believes such assets may be impaired. An impaired asset is written down to its estimated fair market value based on discounted future cash flows.

Income Taxes The Company's effective income tax rate is based on estimates of taxes which will ultimately be payable. Deferred taxes are recorded to give recognition to temporary differences between the tax bases of assets or liabilities and their reported amounts in the financial statements. Valuation allowances are established to reduce the carrying amounts of deferred tax assets when it is deemed, more likely than not, that the benefit of deferred tax assets will not be realized.

Insurance Programs The Company maintains self-insured and deductible programs for certain liability, medical and workers' compensation exposures. Accordingly, the Company accrues for known claims and estimated incurred but not reported claims not otherwise covered by insurance based on actuarial assumptions and historical claims experience. At April 29, 2023, and April 30, 2022, other liabilities included accruals of $5.5 million and $5.9 million, respectively, for estimated non-current risk retention exposures, of which $4.1 million and $4.6 million, respectively, was covered by insurance at both dates and included as a component of non-current other assets.

Intangible Assets Intangible assets at April 29, 2023 and April 30, 2022 consisted of non-amortizable acquired trademarks.

Inventories Inventories are stated at the lower of first-in, first-out cost or market. Adjustments, if required, to reduce the cost of inventory to market (net realizable value) are made for estimated excess, obsolete or impaired balances. Inventories at April 29, 2023 were comprised of finished goods of $54.3 million and raw materials of $39.2 million. Inventories at April 30, 2022 were comprised of finished goods of $58.6 million and raw materials of $44.7 million.

Marketing Costs The Company utilizes a variety of marketing programs, including cooperative advertising programs with customers, to advertise and promote our products to consumers. Marketing costs are expensed when incurred, except for prepaid advertising and production costs, which are expensed when the advertising takes place. Marketing costs, which are included in selling, general and administrative expenses, totaled $44.1 million in Fiscal 2023, $47.6 million in Fiscal 2022 and $43.4 million in Fiscal 2021.

Property, Plant and Equipment Property, plant and equipment is recorded at cost. Additions, replacements and betterments are capitalized, while maintenance and repairs that do not extend the useful life of an asset are expensed as incurred. Depreciation is recorded using the straight-line method over estimated useful lives of 5 to 30 years for buildings and improvements and 3 to 15 years for machinery and equipment. Leasehold improvements are amortized using the straight-line method over the shorter of the remaining lease term or the estimated useful life of the improvement. When assets are retired or otherwise disposed, the cost and accumulated depreciation are removed from the respective accounts and any related gain or loss is recognized.

Revenue Recognition Revenue is recognized upon delivery to our customers, based on written sales terms that do not allow a right of return except in rare instances. Our products are typically sold on credit; however smaller direct -store delivery accounts may be sold on a cash basis. Our credit terms normally require payment within 30 days of delivery and may allow discounts for early payment. The Company estimates and reserves for bad debt exposure based on our experience with past due accounts, collectability and our analysis of customer data.

Various sales incentive arrangements are offered to our customers that require customer performance or achievement of certain sales volume targets. Sales incentives are accrued over the period of benefit or expected sales. When the incentive is paid in advance, the aggregate incentive is recorded as a prepaid and amortized over the period of benefit. The recognition of these incentives involves the use of judgment related to performance and sales volume estimates that are made based on historical experience and other factors. Sales incentives are accounted for as a reduction of sales and actual amounts ultimately realized may vary from accrued amounts. Such differences are recorded once determined and have historically not been significant.

Segment Reporting The Company operates as a single operating segment for purposes of presenting financial information and evaluating performance. As such, the accompanying consolidated financial statements present financial information in a format that is consistent with the internal financial information used by management.

Shipping and Handling Costs Shipping and handling costs are reported in selling, general and administrative expenses in the accompanying consolidated statements of income. Such costs aggregated $86.8 million in Fiscal 2023, $87.7 million in Fiscal 2022 and $75.5 million in Fiscal 2021. Although our classification is consistent with many beverage companies, our gross margin may not be comparable to companies that include shipping and handling costs in cost of sales.

Trade Receivables Trade receivables are recorded at net realizable value, which includes an estimated allowance for doubtful accounts. The Company extends credit based on an evaluation of each customer's financial condition, generally without requiring collateral. Exposure to credit losses varies by customer principally due to the financial condition of each customer. The Company continually monitors our exposure to credit losses and maintains allowances for anticipated losses based on our experience with past due accounts, collectability and our analysis of customer data.



Actual future losses from uncollectible accounts could differ from the Company's estimate. Changes in the allowance for doubtful accounts were as follows:

(In thousands)	Fiscal 2023	Fiscal 2022	Fiscal 2021
Balance at beginning of year	$ 559	$ 1,140	$ 1,350
Net charge (credit) to expense	11	(581)	(138)
Net charge-off	(47)	-	(72)
Balance at end of year	$ 523	$ 559	$ 1,140

At April 29, 2023 and April 30, 2022, the Company had no customer that comprised more than 10% of trade receivables. No customer accounted for more than 10% of net sales during any of the last three fiscal years.

Use of Estimates The preparation of our financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and anticipated future actions, actual results may vary from reported amounts.

2. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at April 29, 2023 and April 30, 2022 consisted of the following:

(In thousands)	2023	2022
Land	$ 9,835	$ 9,835
Buildings and improvements	70,615	65,697
Machinery and equipment	289,567	277,163
Total	370,017	352,695
Less accumulated depreciation	(221,594)	(208,437)
Property, plant and equipment - net	$ 148,423	$ 144,258

Depreciation expense was $17.7 million for Fiscal 2023, $15.8 million for Fiscal 2022 and $14.8 million for Fiscal 2021.

3. ACCRUED LIABILITIES

Accrued liabilities at April 29, 2023 and April 30, 2022 consisted of the following:

(In thousands)	2023	2022
Accrued compensation	$ 13,036	$ 12,079
Accrued promotions	15,865	10,826
Accrued freight	2,819	3,729
Accrued insurance	2,498	2,778
Recycling deposits	5,123	5,497
Other	7,977	4,181
Total	$ 47,318	$ 39,090

4. LEASES

The Company has entered into various non-cancelable operating lease agreements for certain of our offices, buildings, machinery and equipment expiring at various dates through January 2029. The Company does not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured at lease commencement. Lease agreements generally do not contain material residual value guarantees or material restrictive covenants. Operating lease cost was $14.4 million in Fiscal 2023, $14.5 million in Fiscal 2022 and $14.6 million in Fiscal 2021. The weighted-average remaining lease term and weighted average discount rate of operating leases was 4.34 years and 3.30%, respectively, at April 29, 2023 and 4.0 years and 3.08%, respectively, at April 30, 2022. Net cash provided by operations was impacted by $14.3 million for operating leases for the year ended April 29, 2023, $14.7 million for the year ended April 30, 2022, and $14.1 million for the year ended May 1, 2021.

The following is a summary of future minimum lease payments and related liabilities for all non-cancelable operating leases at April 29, 2023:

(In thousands)	
Fiscal 2024	$ 12,798
Fiscal 2025	9,864
Fiscal 2026	8,039
Fiscal 2027	7,105
Fiscal 2028	3,199
Thereafter	3,669
Total minimum lease payments including interest	44,674
Less: Amounts representing interest	(3,147)
Present value of minimum lease payments	41,527
Less: Current portion of lease liabilities	(11,745)
Non-Current portion of operating lease liabilities	$ 29,782

5. DEBT

At April 29, 2023, a subsidiary of the Company maintained unsecured revolving credit facilities with banks aggregating $100 million (the Credit Facilities). The Credit Facilities expire from October 28, 2024 to May 30, 2025 and any borrowings would currently bear interest at 1.05% above the Secured Overnight Financing Rate (SOFR). There were no borrowings outstanding under the Credit Facilities at April 29, 2023 or April 30, 2022. At April 29, 2023, $2.2 million of the Credit Facilities was reserved for standby letters of credit and $97.8 million was available for borrowings.

On December 21, 2021, a subsidiary of the Company entered into an unsecured revolving term loan facility with a national bank aggregating $50 million (the "Loan Facility"). Since closing the Loan Facility, $50 million was borrowed and $30 million remained outstanding at April 30, 2022. There were no borrowings outstanding under the Loan Facility at April 29, 2023. The Loan Facility expires December 31, 2023 and borrowings bear interest at .95% above the adjusted daily SOFR.

The Credit Facilities and Loan Facility require the subsidiary to maintain certain financial ratios, including debt to net worth and debt to EBITDA (as defined in the Credit Facilities), and contain other restrictions, none of which

are expected to have a material effect on our operations or financial position. At April 29, 2023, the Company was in compliance with all loan covenants.

6. CAPITAL STOCK AND TRANSACTIONS WITH RELATED PARTIES

The Company paid a special cash dividend on Common Stock of approximately $280 million on each of December 29, 2021 and January 29, 2021 at $3.00 per share.

The Company is a party to a management agreement with Corporate Management Advisors, Inc. (CMA), a corporation owned by our Chairman and Chief Executive Officer. This agreement was originated in 1991 for the efficient use of management of two public companies at the time. In 1994, one of those public entities, through a merger, no longer was managed in this manner.

Under the terms of the agreement, CMA provides, subject to the direction and supervision of the Board of Directors of the Company, (i) senior corporate functions (including supervision of the Company's financial, legal, executive recruitment, internal audit and information systems departments) as well as the services of a Chief Executive Officer and Chief Financial Officer, and (ii) services in connection with acquisitions, dispositions and financings by the Company, including identifying and profiling acquisition candidates, negotiating and structuring potential transactions and arranging financing for any such transaction. CMA, through its personnel, also provides, to the extent possible, the stimulus and creativity to develop an innovative and dynamic persona for the Company, its products and corporate image. In order to fulfill its obligations under the management agreement, CMA employs numerous individuals, who, acting as a unit, provide management, administrative and creative functions for the Company.

CMA and the Company are joint owners of a corporate aircraft and pursuant to a joint ownership agreement, each party agreed to pay certain expenses associated with the use of the aircraft. During the past three years, the joint operating costs have averaged approximately $800 thousand per year and the Company's lease payments for its ownership interest have averaged approximately $350 thousand per year.



The management agreement provides that the Company will pay CMA an annual base fee equal to one percent of the consolidated net sales of the Company, and further provides that the Compensation and Stock Option Committee and the Board of Directors may from time to time award additional incentive compensation to CMA or its personnel. The Board of Directors on various occasions contemplated incentive compensation to CMA, however, since the inception of this agreement, no incentive compensation has been paid. We incurred management fees to CMA of $11.7 million for Fiscal 2023, $11.4 million for Fiscal 2022 and $10.7 million for Fiscal 2021. Included in current liabilities were amounts due CMA of $2.9 million at April 29, 2023 and $4.0 million at April 30, 2022.

7. DERIVATIVE FINANCIAL INSTRUMENTS

From time to time, the Company enters into aluminum swap contracts to partially mitigate our exposure to changes in the cost of aluminum cans. Such financial instruments are designated and accounted for as cash flow hedges. Accordingly, gains or losses are reported in accumulated other comprehensive income (loss) (AOCI) and reclassified into cost of sales in the period in which the hedged transaction affects earnings. The following summarizes the gains (losses) recognized in the consolidated statements of income and AOCI:

(In thousands)	Fiscal 2023	Fiscal 2022	Fiscal 2021
Recognized in AOCI-			
Gain (loss) before income taxes	$ (21,100)	$ 15,105	$ 12,973
Less income tax provision (benefit)	(5,047)	3,613	3,103
Net	(16,053)	11,492	9,870
Reclassified from AOCI to cost of sales-			
Gain (loss) before income taxes	(7,785)	10,001	2,550
Less income tax provision (benefit)	(1,862)	2,391	610
Net	(5,923)	7,610	1,940
Net change to AOCI	$ (10,130)	$ 3,882	$ 7,930

At April 29, 2023, the notional amount of our outstanding aluminum swap contracts was $60.9 million and, assuming no change in the commodity prices, $4.6 million of unrealized loss before tax will be reclassified from AOCI and recognized in earnings over the next 12 months.

At April 29, 2023, the fair value of the derivative liability was $4.6 million, which was included in accrued liabilities. At April 30, 2022, the fair value of the derivative asset was $8.8 million, which was included in prepaid and other assets. Such valuation does not entail a significant amount of judgment and the inputs that are significant to the fair value measurement are Level 2 as defined by the fair value hierarchy as they are observable market based inputs or unobservable inputs that are corroborated by market data.

8. INCOME TAXES

The provision for income taxes consisted of the following:

(In thousands)	Fiscal 2023	Fiscal 2022	Fiscal 2021
Current	$ 48,287	$ 42,555	$ 51,520
Deferred	(4,009)	6,529	2,471
Total	$ 44,278	$ 49,084	$ 53,991

Deferred taxes are recorded to give recognition to temporary differences between the tax bases of assets or liabilities and their reported amounts in the financial statements. Valuation allowances are established to reduce the carrying amounts of deferred tax assets when it is deemed more likely than not that the benefit of deferred tax assets will not be realized. Deferred tax assets and liabilities at April 29, 2023 and April 30, 2022 consisted of the following:

(In thousands)	2023	2022
Deferred tax assets:		
Accrued expenses and other	$ 4,671	$ 3,306
Inventory and amortizable assets	545	325
Total deferred tax assets	5,216	3,631
Deferred tax liabilities:		
Property	23,715	23,863
Intangibles and other	1,315	3,591
Total deferred tax liabilities	25,030	27,454
Net deferred tax liabilities	$ 19,814	$ 23,823

The reconciliation of the statutory federal income tax rate to our effective tax rate is as follows:

	Fiscal 2023	Fiscal 2022	Fiscal 2021
Statutory federal income tax rate	21.0%	21.0%	21.0%
State income taxes, net of federal benefit	2.9	2.9	2.9
Other differences	(.2)	(.3)	(.2)
Effective income tax rate	23.7%	23.6%	23.7%

At April 29, 2023, the gross amount of unrecognized tax benefits was $2.1 million and $6 thousand was recognized as tax expense in Fiscal 2023. If the Company were to prevail on all uncertain tax positions, the net effect would be to reduce our tax expense by approximately $1.7 million. A reconciliation of the changes in the gross amount of unrecognized tax benefits, which amounts are included in other liabilities in the accompanying consolidated balance sheets, is as follows:

(In thousands)	Fiscal 2023	Fiscal 2022	Fiscal 2021
Beginning balance	$ 2,079	$ 2,055	$ 1,974
Increases due to current period tax positions	75	114	150
Decreases due to lapse of statute of limitations and audit resolutions	(58)	(90)	(69)
Ending balance	$ 2,096	$ 2,079	$ 2,055

Accrued interest and penalties related to unrecognized tax benefits are recognized as a component of income tax expense. At April 29, 2023, unrecognized tax benefits included accrued interest of $249 thousand of which approximately $1 thousand was recognized as tax expense in Fiscal 2023.

Annual income tax returns are filed in the United States and in various state and local jurisdictions. A number of years may elapse before an uncertain tax position, for which the Company has unrecognized tax benefits, are resolved. While it is often difficult to predict the final outcome or the timing of resolution of any particular uncertain tax positions, the Company believes that unrecognized tax benefits reflect the most probable outcome. The Company adjusts these unrecognized tax benefits, as well as the related interest, in light of changing facts and circumstances. The resolution of any particular uncertain tax position could require the use of cash and an adjustment to our provision for income taxes in the period of resolution. Federal income tax returns for years subsequent to Fiscal 2017 are subject to examination. Generally, the income tax returns for the various state jurisdictions are subject to examination for years ending after Fiscal 2016.

9. LEGAL PROCEEDINGS

The Company has been named in certain legal proceedings, including those containing class action allegations. The Company is vigorously defending all legal proceedings and believes litigation will not have a material adverse effect on the Company's financial position, cash flows or results of operations.

10. STOCK-BASED COMPENSATION

Our stock-based compensation program is a broad-based program designed to attract and retain personnel while also aligning participants' interests with the interests of the shareholders.

The 1991 Omnibus Incentive Plan (the Omnibus Plan) provides for compensatory awards consisting of (i) stock options or stock awards for up to 9,600,000 shares of common stock, (ii) stock appreciation rights, dividend equivalents, other stock-based awards in amounts up to 9,600,000 shares of common stock and (iii) performance awards consisting of any combination of the above. The Omnibus Plan is designed to provide an incentive to officers and certain other key employees and consultants by making available to them an opportunity to acquire a proprietary interest or to increase such interest in National Beverage. The number of shares or options which may be issued under stock-based awards to an individual is limited to 3,360,000 during any year. Awards may be granted for no cash consideration or such minimal cash consideration as may be required by law. Options generally have an exercise price equal to the fair market value of our common stock on the date of grant, vest over a five-year period and expire after ten years.



The Special Stock Option Plan provides for the issuance of stock options to purchase up to an aggregate of 3,600,000 shares of common stock. Options may be granted for such consideration as determined by the Board of Directors. The vesting schedule and exercise price of these options are tied to the recipient's ownership level of common stock and the terms generally allow for the reduction in exercise price upon each vesting period. Also, the Board of Directors authorized the issuance of options to purchase up to 100,000 shares of common stock to be issued at the direction of the Chairman.

The Key Employee Equity Partnership Program (KEEP Program) provides for the granting of stock options to purchase up to 480,000 shares of common stock to key employees, consultants, directors and officers. Participants who purchase shares of stock in the open market receive grants of stock options equal to 50% of the number of shares purchased, up to a maximum of 12,000 shares in any two-year period. Options under the KEEP Program are forfeited in the event of the sale of shares used to acquire such options. Options are granted at an initial exercise price of 60% of the purchase price paid for the shares acquired and the exercise price reduces to the stock par value at the end of the six-year vesting period.

Stock options are accounted for under the fair value method of accounting using a Black-Scholes valuation model to estimate the stock option fair value at date of grant. The fair value of stock options is amortized to expense over the vesting period. Stock options for 30,000 shares were granted in Fiscal 2022 and 266,500 shares in Fiscal 2021. No stock options were granted in Fiscal 2023. The weighted average Black-Scholes fair value assumptions for stock options granted were as follows: weighted average expected life of 6.5 years for Fiscal 2022 and 7.2 years for Fiscal 2021; weighted average expected volatility of 20.74% for Fiscal 2022 and 19.36% for Fiscal 2021; weighted average risk free interest rates of .82% for Fiscal 2022 and 3.85% for Fiscal 2021; and expected dividend yield of 2.48% for Fiscal 2022 and 1.3% for Fiscal 2021. The expected life of stock options was estimated based on historical experience. The expected volatility was estimated based on historical stock prices for a period consistent with the expected life of stock options.

The risk free interest rate was based on the U.S. Treasury constant maturity interest rate whose term is consistent with the expected life of stock options.

The following is a summary of stock option activity for Fiscal 2023:

	Number of Shares	Price [a]
Options outstanding, beginning of year	536,600	$ 18.97
Granted	-	-
Exercised	(15,300)	20.35
Cancelled	-	-
Options outstanding, end of year	521,300	18.13
Options exercisable, end of year	336,520	11.90

(a) Weighted average exercise price.

Stock-based compensation expense was $677,000 for Fiscal 2023, $695,000 for Fiscal 2022 and $462,000 for Fiscal 2021.

The total intrinsic value for stock options exercised was $360,000 for Fiscal 2023, $1.4 million for Fiscal 2022 and $1.9 million for Fiscal 2021. Net cash proceeds from the exercise of stock options were $311,000 for Fiscal 2023, $335,000 for Fiscal 2022 and $491,000 for Fiscal 2021. Stock based income tax benefits aggregated $67,000 for Fiscal 2023, $283,000 for Fiscal 2022 and $382,000 for Fiscal 2021.

At April 29, 2023, unrecognized compensation expense related to the unvested portion of stock options was $2.3 million, which is expected to be recognized over a remaining weighted average period of 5.4 years. The weighted average remaining contractual term and the aggregate intrinsic value for options outstanding at April 29, 2023 was 3.1 years and $16.0 million, respectively. The weighted average remaining contractual term and the aggregate intrinsic value for options exercisable at April 30, 2022 was 4.2 years and $10.8 million, respectively.

11. PENSION PLANS

The Company contributes to certain pension plans under collective bargaining agreements and to a discretionary profit sharing plan. Annual contributions (including contributions to multi-employer plans reflected below) were $3.8 million for Fiscal 2023, $4.0 million for Fiscal 2022 and $3.7 million for Fiscal 2021.

The Company participates in three multi-employer defined benefit pension plans with respect to certain collective bargaining agreements. If the Company chooses to stop participating in the multi-employer plan or if other employers choose to withdraw to the extent that a mass withdrawal occurs, the Company could be required to pay the plan a withdrawal liability based on the underfunded status of the plan.

Summarized below is certain information regarding the Company's participation in significant multi-employer pension plans including the financial improvement plan or rehabilitation plan status ("FIP/RP Status") and the zone status under the Pension Protection Act ("PPA"). The most recent PPA zone status available in Fiscal 2023 and Fiscal 2022 is for the plans' years ending December 31, 2021 and 2020, respectively.

| | PPA Zone Status | | | |
Pension Fund	Fiscal 2023	Fiscal 2022	FIP/RP Status	Surcharge Imposed
Central States, Southeast and Southwest Areas Pension Plan (EIN no. 36-6044243) (the "CSSS Fund")	Red	Red	Implemented	Yes
Western Conference of Teamsters Pension Trust Fund (EIN no. 91-6145047) (the "WCT Fund")	Green	Green	Not applicable	No

For the plan years ended December 31, 2021 and December 31, 2020, the Company was not listed in the Form 5500 Annual Returns as providing more than 5% of the total contributions for the above plans. The collective bargaining agreements for employees in the CSSS Fund and the WCT Fund expire on October 18, 2026 and May 14, 2024, respectively.

The Company's contributions for all multi-employer pension plans for the last three fiscal years are as follow:

(In thousands)	Fiscal 2023		Fiscal 2022		Fiscal 2021	
Pension Fund						
CSSS Fund	$	1,601	$	1,462	$	1,469
WCT Fund		768		817		746
Other multi-employer pension funds		197		181		166
Total	$	2,566	$	2,460	$	2,381

12. COMMITMENTS AND CONTINGENCIES

The Company enters into various agreements with suppliers for the purchase of raw materials, the terms of which may include variable or fixed pricing and minimum purchase quantities. At April 29, 2023, the Company had purchase commitments for raw materials of $14.0 million through 2024.

At April 29, 2023, the Company had purchase commitments for plant and equipment of $5.5 million anticipated to be completed in Fiscal 2024.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of National Beverage Corp.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of National Beverage Corp. and subsidiaries (the Company) as of April 29, 2023 and April 30, 2022, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended April 29, 2023, and the related notes (collectively, the financial statements). We also have audited the Company's internal control over financial reporting as of April 29, 2023, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of April 29, 2023 and April 30, 2022, and the results of its operations and its cash flows for each of the three years in the period ended April 29, 2023, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of April 29, 2023, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's financial statements and an opinion on the company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

 Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. We determined that there are no critical audit matters.

/s/ RSM US LLP
 We have served as the Company's auditor since 2006.
Fort Lauderdale, Florida
June 28, 2023

ITEM 9.
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A.
CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this Annual Report on Form 10-K, we carried out an evaluation, under the supervision and with the participation of the Company's management, including our Chief Executive Officer and Principal Financial Officer, of the effectiveness of the design and operation of our "disclosure controls and procedures" (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the Exchange Act)). Based upon that evaluation, the Chief Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures were effective to ensure information required to be disclosed by us in reports we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and (2) accumulated and communicated to our management, including our Chief Executive Officer and Principal Financial Officer, to allow timely decisions regarding required disclosure.

Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Principal Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Based on that evaluation, our management concluded that our internal control over financial reporting was effective at April 29, 2023.

Management recognizes that there are inherent limitations in the effectiveness of any internal control over financial reporting, including the possibility of human error and the circumvention or overriding of internal control. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

RSM US LLP, an independent registered public accounting firm, has audited the consolidated financial statements included in this Annual Report on Form 10-K and, as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended April 29, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B.
OTHER INFORMATION

Not applicable.

ITEM 9C.
DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.



PART III

ITEM 10.
DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by Item 10 will be included under the captions "Election of Directors", "Information as to Nominees and Other Directors", "Information Regarding Meetings and Committees of the Board" and "Reporting Compliance" in the Company's 2023 Proxy Statement and is incorporated herein by reference.

The following table sets forth certain information with respect to the officers of the Registrant at April 29, 2023:

Name	Age	Position with Company
Nick A. Caporella [1]	87	Chairman of the Board and Chief Executive Officer
Joseph G. Caporella [2]	62	President
George R. Bracken [3]	78	Executive Vice President – Finance

(1) Mr. Nick A. Caporella has served as Chairman of the Board, Chief Executive Officer and Director since the Company's inception in 1985. Also, he serves as Chairman of the Nominating Committee. Since 1992, Mr. Caporella's services have been provided to the Company by Corporate Management Advisors, Inc., a company he owns.

(2) Mr. Joseph G. Caporella has served as President since September 2002 and, prior to that, as Executive Vice President and Secretary since January 1991. Also, he has served as a Director since January 1987. Joseph G. Caporella is the son of Nick A. Caporella.

(3) Mr. George R. Bracken has served as Executive Vice President - Finance since July 2012. Previously, he served as Senior Vice President – Finance from October 2000 to July 2012 and Vice President and Treasurer from October 1996 to October 2000. Since 1992, Mr. Bracken's services have been provided to the Company by Corporate Management Advisors, Inc.

Officers are normally appointed each year at the first meeting of the Board of Directors after the annual meeting of shareholders and may be removed at any time by the Board of Directors.

ITEM 11.
EXECUTIVE COMPENSATION

The information required by Item 11 will be included under the captions "Executive Compensation and Other Information" and "Compensation Committee Interlocks and Insider Participation" in the Company's 2023 Proxy Statement and is incorporated herein by reference.

ITEM 12.
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by Item 12 will be included under the captions "Security Ownership" and "Equity Compensation Plan Information" in the Company's 2023 Proxy Statement and is incorporated herein by reference.

ITEM 13.
CERTAIN RELATIONSHIPS AND RELATED TRANSACTION, AND DIRECTOR INDEPENDENCE

The information required by Item 13 will be included under the captions "Certain Relationships and Related Party Transactions" and "Information Regarding Meetings and Committees of the Board" in the Company's 2023 Proxy Statement and is incorporated herein by reference.

ITEM 14.
PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by Item 14 will be included under the caption "Independent Auditors" in the Company's 2023 Proxy Statement and is incorporated herein by reference.

PART IV

ITEM 15.
EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a)   The following documents are filed as part of this report: Page

      1.   Financial Statements

      2.   Financial Statement Schedules   NA

      3.   Exhibits

            See Exhibit Index which follows.

ITEM 16.
FORM 10-K SUMMARY

None.



EXHIBIT INDEX

Exhibit No.	Description
3.1	Restated Certificate of Incorporation [1]
3.2	Amended and Restated By-Laws [2]
3.3	Certificate of Designation of the Special Series D Preferred Stock of the Company [3]
4	Description of the Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 [14]
10.1	Management Agreement between the Company and Corporate Management Advisors, Inc. [4]
10.2	National Beverage Corp. Investment and Profit Sharing Plan [5] *
10.3	National Beverage Corp. 1991 Omnibus Incentive Plan [4] *
10.4	National Beverage Corp. 1991 Stock Purchase Plan [4]*
10.5	Amendment No. 1 to the National Beverage Corp. Omnibus Incentive Plan [6] *
10.6	National Beverage Corp. Special Stock Option Plan [7] *
10.7	Amendment No. 2 to the National Beverage Corp. Omnibus Incentive Plan [8] *
10.8	National Beverage Corp. Key Employee Equity Partnership Program [8] *
10.9	Second Amended and Restated Credit Agreement, dated June 30, 2008, between NewBevCo, Inc. and lender therein [9]
10.10	Amendment to National Beverage Corp. Special Stock Option Plan [10] *
10.11	Amendment to National Beverage Corp. Key Employee Equity Partnership Program [10]*
10.12	Amended and Restated Credit Agreement dated January 5, 2022 between NewBevCo and lender therein [11]
10.13	Loan Agreement dated December 21, 2021 between NewBevCo, Inc. and lender therein [12]
10.14	Second Amended and Restated Credit Agreement between NewBevCo, Inc. and lender therein [13]
21	Subsidiaries of Registrant [15]
23	Consent of Independent Registered Public Accounting Firm [15]
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 [15]
31.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 [14]

Exhibit No.	Description
32.2	Certification of Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 [15]
101	The following financial information from National Beverage Corp.'s Annual Report on Form 10-K for the fiscal year ended April 29, 2023 is formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Income; (iii) Consolidated Statements of Comprehensive Income; (iv) Consolidated Statements of Shareholders' Equity; (v) Consolidated Statements of Cash Flows; and (vi) the Notes to Consolidated Financial Statements.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*   Indicates management contract or compensatory plan or arrangement.

(1)   Previously filed with the Securities and Exchange Commission as an exhibit to Schedule 14C Information Statement dated June 26, 2018 and is incorporated herein by reference.

(2)   Previously filed with the Securities and Exchange Commission as an exhibit to Form 8-K Current Report dated July 23, 2018 and is incorporated herein by reference.

(3)   Previously filed with the Securities and Exchange Commission as an exhibit to Form 8-K Current Report dated January 31, 2013 and is incorporated herein by reference.

(4)   Previously filed with the Securities and Exchange Commission as an exhibit to Amendment No. 1 to Form S-1 Registration Statement (File No. 33-38986) on July 26, 1991 and is incorporated herein by reference.

(5)   Previously filed with the Securities and Exchange Commission as an exhibit to the Form S-1 Registration Statement (File No. 33-38986) on February 19, 1991 and is incorporated herein by reference.

(6)   Previously filed with the Securities and Exchange Commission as an exhibit to Annual Report on Form 10-K for the fiscal year ended April 27, 1996 and is incorporated herein by reference.

(7)   Previously filed with the Securities and Exchange Commission as an exhibit to Registration Statement on Form S-8 (File No. 33-95308) on August 1, 1995 and is incorporated herein by reference.

(8)   Previously filed with the Securities and Exchange Commission as an exhibit to Annual Report on Form 10-K for the fiscal year ended May 3, 1997 and is incorporated herein by reference.

(9)   Previously filed with the Securities and Exchange Commission as an exhibit to Quarterly Report on Form 10-Q for the fiscal period ended January 29, 2011 and is incorporated herein by reference.

(10)   Previously filed with the Securities and Exchange Commission as an exhibit to Quarterly Report on Form 10-Q for the fiscal period ended January 31, 2009 and is incorporated herein by reference.

(11)   Previously filed with the Securities and Exchange Commission as an exhibit to Annual Report on Form 10-K for the fiscal year ended April 28, 2018 and is incorporated herein by reference.

(12)   Previously filed with the Securities and Exchange Commission as an exhibit to Quarterly Report on Form 10-Q for the fiscal period ended January 29, 2022 and is incorporated herein by reference.

(13)   Previously filed with the Securities and Exchange Commission as an exhibit to Quarterly Report on Form 10-Q for the fiscal period ended October 29, 2022 and is incorporated herein by reference.

(14)   Previously filed with the Securities and Exchange Commission as an exhibit to Annual Report on Form 10-K for the fiscal year ended May 2, 2020 and is incorporated herein by reference

(15)   Filed herewith.



SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL BEVERAGE CORP.

By: /s/ George R. Bracken
George R. Bracken
Executive Vice President – Finance
(Principal Financial Officer)
Date: June 28, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on June 28, 2023.

/s/ Nick A. Caporella	/s/ Cecil D. Conlee
Nick A. Caporella	Cecil D. Conlee
Chairman of the Board and	Director
Chief Executive Officer	
/s/ Joseph G. Caporella	/s/ Samuel C. Hathorn, Jr.
Joseph G. Caporella	Samuel C. Hathorn, Jr.
President and Director	Director
/s/ George R. Bracken	/s/ Stanley M. Sheridan
George R. Bracken	Stanley M. Sheridan
Executive Vice President – Finance	Director
(Principal Financial Officer)	

SIGNIFICANT SUBSIDIARIES OF REGISTRANT

Name of Subsidiary	Jurisdiction of Incorporation	Percentage of Voting Stock Owned
BevCo Sales, Inc.	Delaware	100%
Beverage Corporation International, Inc.	Delaware	100%
Big Shot Beverages, Inc.	Delaware	100%
Everfresh Beverages, Inc.	Delaware	100%
Faygo Beverages, Inc.	Michigan	100%
LaCroix Beverages, Inc.	Delaware	100%
National Beverage Vending Company	Delaware	100%
National Retail Brands, Inc.	Delaware	100%
NewBevCo, Inc.	Delaware	100%
PACO, Inc.	Delaware	100%
Shasta Beverages, Inc.	Delaware	100%
Shasta Beverages International, Inc.	Delaware	100%
Shasta Sales, Inc.	Delaware	100%
Shasta Sweetener Corp.	Delaware	100%
Shasta West, Inc.	Delaware	100%



Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement No. 333-97415 on Form S-8 of National Beverage Corp. of our report dated June 28, 2023, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting of National Beverage Corp. appearing in this Annual Report on Form 10-K of National Beverage Corp. for the year ended April 29, 2023.

/s/ RSM US LLP

Fort Lauderdale, Florida
June 28, 2023

Exhibit 31.1

CERTIFICATION

I, Nick A. Caporella, certify that:

1. I have reviewed this annual report on Form 10-K of National Beverage Corp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: June 28, 2023

/s/ Nick A. Caporella
Nick A. Caporella
Chairman of the Board and
Chief Executive Officer


38
NATIONAL BEVERAGE CORP.

Exhibit 31.2

CERTIFICATION

I, George R. Bracken, certify that:

1. I have reviewed this annual report on Form 10-K of National Beverage Corp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: June 28, 2023

/s/ George R. Bracken
George R. Bracken
Executive Vice President - Finance
(Principal Financial Officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of National Beverage Corp. (the Company) on Form 10-K for the period ended April 29, 2023 (the Report), I, Nick A. Caporella, Chairman of the Board and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 28, 2023

/s/ Nick A. Caporella
Nick A. Caporella
Chairman of the Board and
Chief Executive Officer


40
NATIONAL BEVERAGE CORP.

Exhibit 32.2

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of National Beverage Corp. (the Company) on Form 10-K for the period ended April 29, 2023 (the Report), I, George R. Bracken, Executive Vice President - Finance of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date: June 28, 2023

/s/ George R. Bracken
George R. Bracken
Executive Vice President – Finance
(Principal Financial Officer)

2023 ANNUAL REPORT CORPORATE DATA

DIRECTORS

Nick A. Caporella
Chairman of the Board &
 Chief Executive Officer
National Beverage Corp.

Joseph G. Caporella
President
National Beverage Corp.

Cecil D. Conlee*
Founder & Chairman
The Conlee Company

Samuel C. Hathorn, Jr.*
Retired President and
Chief Executive Officer
Trendmaker Homes, Inc.

Stanley M. Sheridan*
Retired President
Faygo Beverages, Inc.

*Member Audit Committee

CORPORATE MANAGEMENT

Nick A. Caporella
Chairman of the Board &
 Chief Executive Officer

Joseph G. Caporella
President

George R. Bracken
Executive Vice President-
 Finance

Brent R. Bott
Executive Director-
 Consumer Marketing

Gregory J. Kwederis
Executive Director-
 Beverage Analyst

Dominic H. Angelina
Director-Internal Audit

Richard S. Berkes
Director-Risk Management

Glenn G. Bryan
Director-Tax

Iris V. Jackson
Director-Financial Reporting

Julio C. Marrero
Director-IT

Michael M. King
Special Corporate Counsel

SUBSIDIARY MANAGEMENT

James C.T. Bolton
Executive Vice President
PACO

Alan D. Domzalski
Executive Vice President
Sundance Beverages

James H. Erwin III
Executive Vice President
LaCroix Beverages

Stephen E. Flis
Executive Vice President
Shasta Sweetener

Arthur D. Hanrehan
Executive Vice President
National BevPak

James M. Jones
Executive Vice President
Foodservice Division

Dejan Trpevski
Executive Vice President
Faygo Beverages

Samuel F. Guerra
Vice President
Shasta West

John F. Hlebica
Vice President
International Division

SUBSIDIARIES

BevCo Sales, Inc.
Beverage Corporation Intl., Inc.
Big Shot Beverages, Inc.
Everfresh Beverages, Inc.
Faygo Beverages, Inc.
LaCroix Beverages, Inc.
National Beverage Vending Co.
National Retail Brands, Inc.
NewBevCo, Inc.
NutraFizz Products Corp.
PACO, Inc
Shasta Beverages, Inc.
Shasta Beverages Intl., Inc.
Shasta Sales, Inc
Shasta Sweetener Corp.
Shasta West, Inc.
Sundance Beverage Company

CORPORATE OFFICES

8100 Southwest Tenth Street
Fort Lauderdale, FL 33324
954-581-0922

ANNUAL MEETING

The Annual Meeting of
Shareholders will be held on
Friday, October 6, 2023 at
2:00 p.m. local time at
The Conrad Fort Lauderdale
551 N Fort Lauderdale
Beach Boulevard
Fort Lauderdale, FL 33304

FINANCIAL AND OTHER INFORMATION

A copy of National Beverage Corp.'s
Annual Report, Annual Report on
Form 10-K, and other financial
information can be found on the
company's website
(www.nationalbeverage.com) or
may be obtained without charge
by writing or calling:
National Beverage Corp.
Shareholder Relations
8100 Southwest Tenth Street
Fort Lauderdale, FL 33324
877-NBC-FIZZ (877-622-3499)

STOCK EXCHANGE LISTING

Common Stock is listed on
The NASDAQ Global Select
Market – symbol *FIZZ*

TRANSFER AGENT AND REGISTRAR

Computershare Investor Services
150 Royall Street
Canton, MA 02021
888-313-1476
www.computershare.com/investor

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

RSM US LLP
Fort Lauderdale, FL







8100 Southwest Tenth Street, Fort Lauderdale, Florida 33324

954.581.0922 • www.nationalbeverage.com